UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Provide Commerce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373W103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William L. Strauss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 810,167 shares (1) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 810,167 shares (1) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 810,167 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 74373W103

(1)	Represents ownership of 5,330 shares of the common stock of Provide Commerce, Inc. (“Provide Commerce”) and options to purchase 804,837 shares of Provide Commerce common stock exercisable within 60 days of December 31, 2004.

(2)	The calculation of the foregoing percentage is based on 12,151,581 shares of Provide Commerce common stock reported to be outstanding as of December 31, 2004 on the Form 10-Q filed with the SEC for the quarter ended December 31, 2004, plus 804,837 shares of Provide Commerce common stock issuable pursuant to the exercise of options exercisable within 60 days of December 31, 2004 which are beneficially owned by the reporting person.

Item 1.	(a).	Name of Issuer: Provide Commerce, Inc.

	(b).	Address of Issuer’s Principal Executive Offices: 5005 Wateridge Vista Drive, San Diego, California 92121.

Item 2.	(a).	Names of Person Filing: William L. Strauss.

	(b).	Address of Principal Business Office or, if None, Residence: 5005 Wateridge Vista Drive, San Diego, California 92121.

	(c).	Citizenship: United States.

	(d).	Title of Class of Securities: Common Stock, par value $0.001

	(e).	CUSIP Number: 74373W103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

As of December 31, 2004, the reporting person was the holder of record of 5,330 shares of Provide Commerce common stock and options to purchase 804,837 shares of Provide Commerce common stock, exercisable within 60 days of December 31, 2004.

	(b)	Percent of Class: 6.3%

The foregoing percentage is calculated based on 12,151,581 shares of Provide Commerce common stock reported to be outstanding as of December 31, 2004 on the Form 10-Q filed with the SEC for the quarter ended December 31, 2004.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 810,167 shares

(ii) shared power to vote or to direct the vote: 0 shares

(iii) sole power to dispose or direct the disposition of: 810,167 shares

(iv) shared power to dispose or direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005.

By:	/s/ WILLIAM L. STRAUSS
William L. Strauss